Prospectus Supplement
(To Prospectus dated April 8, 1999)

[GRAPHIC OMITTED]

$150,000,000
6 1/2% Notes due April 15, 2009

Issue price:  99.740%

Interest payable April 15 and October 15


The Notes will mature on April 15, 2009. Interest will accrue from April 20, 1999. We may redeem the Notes in whole or in part at any time at the redemption prices described on page S-17. We will issue the Notes in minimum denominations of $1,000 increased in multiples of $1,000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------
                   Price to           Discounts and       Proceeds to
                   Public             Commissions         Earthgrains
--------------------------------------------------------------------------------
Per Note           99.740%            .650%               99.090%
--------------------------------------------------------------------------------
Total              $149,610,000       $975,000            $148,635,000
--------------------------------------------------------------------------------

We do not intend to apply for listing of the Notes on any national securities exchange. Currently, there is no public market for the Notes.

We expect that delivery of the Notes will be made to investors on or about April 20, 1999.


J.P. Morgan & Co.
              Banc One Capital Markets, Inc.
                            Chase Securities Inc.
                                          NationsBanc Montgomery Securities LLC
                                                        Warburg Dillon Read LLC
April 15, 1999

     You should only rely on the information contained or incorporated by reference in this prospectus supplement and the prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.


                                TABLE OF CONTENTS

                              Prospectus Supplement

The Earthgrains Company......................................................S-3
Recent Developments..........................................................S-7
Selected Financial Information...............................................S-8
Capitalization..............................................................S-10
Use of Proceeds.............................................................S-10
Management's Discussion and Analysis of Results
   of Operations and Financial Condition....................................S-11
   40 Weeks Ended January 5, 1999...........................................S-11
   Fiscal Year Ended March 31, 1998.........................................S-12
The Notes...................................................................S-17
Underwriting................................................................S-19
Legal Counsel...............................................................S-20

                                   Prospectus

Table of Contents .............................................................2
Where You Can Find More Information ...........................................2
Risk Factors ..................................................................3
Information About Earthgrains .................................................5
Use of Proceeds................................................................6
The Debt Securities ...........................................................6
Book-Entry Debt Securities....................................................11
Ratio of Earnings to Fixed Charges ...........................................12
Stock Split ..................................................................12
Plan of Distribution .........................................................13
Legal Opinion ................................................................13
Experts ......................................................................13

                             THE EARTHGRAINS COMPANY

Earthgrains Overview

     Earthgrains is an international manufacturer, distributor and consumer marketer of packaged fresh bread and baked goods and refrigerated dough products.

     Our origins date back to 1925 when we began operations with one bakery. Anheuser-Busch Companies, Inc. acquired Earthgrains (then a publicly-traded company named Campbell Taggart, Inc.) in 1982. We again became an independent, publicly-traded company on March 26, 1996, when Anheuser-Busch distributed 100% of the shares of Earthgrains to its shareholders in a spin-off. Earthgrains common stock is listed and traded on the New York Stock Exchange under the symbol "EGR."

     Our operations are divided into two principal businesses: Bakery Products and Refrigerated Dough Products. Our Bakery Products business manufactures and distributes fresh-baked goods such as baked breads, buns, rolls, bagels, cookies, snack cakes and other sweet goods in the United States and fresh-baked sliced bread, buns, rolls and snack cakes in Spain and Portugal. Our Refrigerated Dough Products business manufactures many different refrigerated dough products in the United States, including biscuits, dinner rolls, sweet rolls, danishes, cookie dough, cookies, crescent rolls, breadsticks, cinnamon rolls, pizza crust and pie crusts, as well as shelf-stable toaster pastries. Our Refrigerated Dough Products business also sells refrigerated dough products in Europe, primarily in France and Germany, and makes packaged rolled dough, which is used to prepare foods such as quiches, tarts and pies.

Bakery Products

     Overview

     We are one of the largest packaged bread and baked goods producers in the United States, one of the largest packaged branded fresh-baked sliced bread, buns and rolls producers in Spain and one of the largest packaged branded fresh-baked sliced bread producers in Portugal. Based on independent market data, for the 52-week period ended February 14, 1999, we were the overall dollar market share leader in the United States in supermarket sales for branded packaged fresh-baked bread, buns and rolls (excluding licensed brands) in the geographic markets in which we operate, with a dollar market share of approximately 17.3%. Our nearest competitor had a dollar market share of 11.9% for these same products in the same market areas for the comparable period. Also, based on independent market data, we believe that our European baking subsidiary is the dollar market share leader in supermarket sales of branded packaged fresh-baked bread, buns and rolls in Spain, and is second in dollar market share for branded packaged fresh-baked sliced bread in Portugal.

     United States Operations

     Our Bakery Products business operates 43 bakeries in the United States. Of those bakeries, 39 distribute products throughout the south, southeast, southwest and midwest United States, and in northern and central California, through approximately 3,300 company-owned direct-store delivery routes covering approximately 40% of the United States population. The markets served are organized into seven regions which include these 39 bakeries and 21 sales zones. Our other four bakeries make products including hearth breads, shelf-stable bagels, croissants, breadsticks, frozen dough products and snack cakes which are distributed through our company-owned route system or sold directly to major food-service customers.

     In the United States, our Bakery Products business sells branded baked goods in the popular, premium and superpremium categories, including white and wheat breads, buns and rolls, specialty hearth-baked breads and rolls, shelf-stable bagels and snack cakes.

     Our primary company brands are:

     o Popular Category: We manufacture popular white breads, buns and rolls under the Colonial(TM), Rainbo(R), IronKids(R), Heiner's(TM), Kern's(TM), Waldensian Heritage(R) and Bost's(R) brand names; and snack cakes under the Break Cake(TM) brand.

     o Premium Category: We market premium wheat and soft variety breads under the Grant's Farm(R), Smith's(TM) and Country Recipe(R) brand names.

     o Superpremium Category: We sell specialty breads, bagels and other bakery products under the Earth Grains(R), San Luis Sourdough(R) and Cooper's Mill(R) brand names.

     We also sell products in the United States under the licensed brands Sunbeam(R), Roman Meal(R), Country Hearth(R) and Sun Maid(R). Branded sales (including licensed brands) for the Bakery Products business represented approximately 80.4% of our net sales in the United States during the fiscal quarter ended January 5, 1999. We also manufacture similar fresh-baked goods under store brands (private label) for certain major retail customers.

     Our operational strategy for our Bakery Products business in the United States involves a number of different components. We intend to improve category growth and service through brand development, new products and customer partnering. We also intend to create a competitive advantage through investments in technology that relate to category management, scan-based trading and new hand-held computers for route salesmen. Scan-based trading allows us to deliver products to our customers without check-in at the customer stores and with expanded delivery time windows. The retailer pays us based on when our products are sold to consumers at the point of sale. We believe that this improves route productivity and fleet utilization due to the elimination of product check-in and widening of delivery time windows, and also allows for improved customer service by allowing more time for product merchandising activities at customers' retail stores.

     We will also continue to capitalize on opportunities to produce further cost reductions and to improve service to customers. In this regard, our areas of focus include:

     o    reducing the amounts of stale products;

     o controlling overuse of ingredients and raw materials in our production process;

     o continuing to manage controllable manufacturing expenses and directing capital expenditures to lower operating costs;

     o    improving  the   productivity   of  our  selling,   distribution   and
          administrative activities; and

     o    implementing   integrated  SAP  business   applications   software  to
          reorganize and centralize certain financial functions and to reduce administrative expenses.

     Furthermore, we intend to integrate businesses which we acquire to achieve synergies and improve our competitiveness while offering improved products and services to customers and consumers.

     European Operations

     Our European baking subsidiary, Bimbo S.A., which is headquartered in Barcelona, Spain, was founded in 1964. Earthgrains acquired Bimbo in 1971. Bimbo introduced American-style sliced bread in Spain, and as noted above, is a market leader in Spain in supermarket sales of packaged branded fresh-baked sliced bread, buns and rolls and is ranked second in Portugal in supermarket sales of packaged branded fresh-baked sliced bread. Bimbo also makes snack cakes and other fresh-baked sweet goods. Approximately 90% of Bimbo's sales come from branded products, consisting primarily of Bimbo(R) brand white breads and Silueta(R) brand wheat breads. The March 1999 acquisition of the Reposteria Martinez Group in Spain, described under "Recent Developments" on page S-7, makes Bimbo the branded market share leader in Spain in the packaged fresh-baked sweet goods segments of cake and morning goods.

     Including the two bakeries acquired from Reposteria Martinez, Bimbo operates ten bakeries in Spain and completed construction in 1998 of a bakery in Portugal which is now operational. It markets and distributes branded products through direct-store delivery routes in Spain and in Portugal. Bimbo also operates a separate store-brand (private label) bread and bun business through a subsidiary in Spain.

     Bimbo is embarking on several improvement initiatives, including development of new products, reorganization of distribution operations, implementation of information technology, enhancing customer partnering efforts, and taking advantage of consolidation opportunities in other packaged fresh-baked products. During 1998, Bimbo introduced a line of brioche products under the Madame Brioche(R) brand and has launched a product line of fresh-baked sliced bread targeted to adults under the Semilla de Oro(R) label. In addition, our Bakery Products business is reorganizing and restructuring its sales and distribution system in Spain to adapt to the consolidating retail environment and to improve cost-effectiveness. Bimbo is also implementing SAP business application software to reorganize and centralize certain financial functions and to reduce administrative costs. SAP will also complement the existing information system to improve the quality and availability of data for better decision making.

Refrigerated Dough Products

     Overview

     Our Refrigerated Dough Products business is one of only two manufacturers of canned refrigerated dough in the United States and the only manufacturer of canned refrigerated dough in Europe. In addition, we are the only manufacturer of store-brand (private label) canned refrigerated dough, and we also produce store-brand toaster pastries. Based on independent market data, we believe that our dollar market share of supermarket sales for canned refrigerated dough products in the United States geographic markets in which we serve was approximately 14.1% in the 52 weeks ended February 14, 1999.

     United States Operations

     In the United States, we manufacture refrigerated dough products at our Forest Park, Georgia and Carrollton, Texas plants. We manufacture many different refrigerated and frozen dough products in the United States, including biscuits, dinner rolls, sweet rolls, danishes, cookie dough, cookies, crescent rolls, breadsticks, cinnamon rolls, pizza crust and pie crusts. We sell these products under many different store brands throughout the United States. We also sell these products under our Merico(R) and Sun Maid(R) brand names. We distribute these products throughout the United States, primarily through direct sales to large retail grocery chains and grocery wholesalers. We are continuing to direct re-engineering efforts and investments in information technology and capital to improve efficiencies and customer service levels. We expect these investments to reduce downtime, overuse and to enhance product and service quality. Our Refrigerated Dough Products business is integrating SAP business application software into its sales, production planning, distribution and administration in the United States. In addition, we are directing our new product development and other efforts to shift the mix to more value-added products.

     European Operations

     EuroDough, S.A.R.L., our French subsidiary, operates three refrigerated dough plants and sells canned refrigerated dough products primarily in France and Germany. EuroDough also makes packaged refrigerated rolled dough, which is used to prepare foods such as quiches, tarts and pies. It sells its products through contract-packaging arrangements with major international food companies. In France, we sell canned dough and rolled dough under various store brands as well as our CroustiPate(R) and HappyRoll(R) brands.

     In July 1998, EuroDough acquired Societe De Concept en Produits Agro-Alimentaires, S.A., which owns Chevalier Servant, S.A., a French manufacturer of refrigerated and frozen rolled and block dough. The operational plan of our Refrigerated Dough Products business in Europe will be to complete the integration of this acquisition, to focus on partnering with key customers to develop store-brand (private label) refrigerated dough products.

Business Initiatives

     Each of our businesses (Bakery Products and Refrigerated Dough Products) has several initiatives directed at revenue growth and cost reduction. The following are some of those initiatives.

     Revenue Growth:

     o Acquisitions and certain capital expenditures are helping to increase our revenue base and to build incremental capacity, as in the case of our new Portugal bakery completed in 1998.

     o We have entered into supply agreements with several retail customers to manufacture their store-brand products while expanding the shelf space allocated to our branded products.

     o We have made technology investments which are directed at increasing our revenues through better category management and improved customer service.

     o We have focused our marketing programs on enhancing our product mix, introducing new products and attaining preferred supplier status with our customers through cooperative programs and through technology investments.

     Cost Reduction:

     o Ongoing changes in our organization and operations are providing significant cost savings. Earthgrains began its restructuring program in 1993. The initial restructuring program and subsequent initiatives have included the divestiture of two non-core businesses, the sale and/or swap of four bakeries, the closing of 19 manufacturing facilities and the centralization of administrative transaction processing activities using SAP business application software. These cost reduction initiatives have allowed us to increase efficiencies and improve the profitability of our businesses.

     o   We  have  made  acquisitions  which  have  offered   opportunities  for
         consolidation   of   capacity,   which  have   reduced   manufacturing,
         distribution and administrative costs.

     o We have made capital investments which have been designed to increase efficiency and reduce operating costs.

     In addition to savings in raw material costs, these initiatives have been important contributors to improvements in our profitability and operating cash flow, as a result of enhanced manufacturing, distribution and administration efficiencies and the synergies and incremental sales volume from acquisitions.

Acquisitions and Strategic Alliances

     The packaged fresh-baked goods industry has been characterized by regional and fragmented industry ownership. In the past, several large bakery companies have been held by publicly-owned companies with diversified businesses, for which fresh-baked goods was not their most important business, or by privately-held companies which were not subject to the discipline of the public capital markets. Also, some major grocery retailers operated captive bakeries to produce their store-brand packaged fresh-baked products. These factors contributed to industry over-capacity. Since the mid-1990s, plant closings resulting from acquisitions and restructuring programs by Earthgrains and others, as well as decisions by certain major retailers to close their captive bakeries and enter into long-term arrangements with suppliers, have resulted in significant consolidation in the industry. We anticipate further industry consolidation in the United States packaged fresh-baked goods industry.

     Consistent with this industry consolidation trend, we have made several acquisitions and entered into several significant supply agreements in the United States and Europe since we became an independent company in 1996, including:

     o April 1996:     Supply Agreement with Jitney-Jungle Stores  of   America,
                       Inc. (Mississippi)

     o April 1996:     Earthgrains and Interstate Bakeries  Corporation exchange
                       of assets in Roanoke,  Virginia  and  Dallas,  Texas

     o November 1996:  Acquisition of Heiner's Bakery, Inc. (West Virginia)

     o July 1997:      Acquisition of H & L Bagel Company, Inc. (New Mexico)

     o January 1998:   Acquisition of CooperSmith, Inc. (Southeast U.S.)

     o March 1998:     Acquisition of San Luis Sourdough, Inc. (California)

     o July 1998:      Supply  agreement with The Kroger Co. (Texas) and closing
                       of Kroger Bakery in Houston, Texas

     o August 1998:    Acquisition of Chevalier Servant, S.A. (France)

     o August 1998:    Acquisition of two bakeries from Southern Bakeries.  Inc.
                       (Southeast U.S.)

     o September 1998: Supply agreement with Lucky's  Stores  Inc.  (California)
                       and closing of Lucky's San Leandro, California bakery

     o October 1998:   Earthgrains and Interstate  Bakeries Corporation exchange
                       of  bakeries in  New  Bedford,  Massachusetts  and  Grand
                       Junction, Colorado

     o March 1999:     Acquisition of the Reposteria Martinez Group (Spain)


     Acquisitions and strategic alliances have been an important part of our business strategy, and we continue to seek attractive acquisition opportunities within the packaged fresh-baked goods and packaged refrigerated and frozen dough products businesses, primarily in the United States and Europe, where we already have operations and a management organization. Acquisition candidates must satisfy our strategic objectives relating to geographic expansion, ability to consolidate with our existing operations, partnering with retailers through supply agreements, or diversification into related fresh-baked and refrigerated dough product segments. Acquisitions provide opportunities to increase our profit margins by taking advantage of Earthgrains' manufacturing and distribution efficiencies, information technology, brands and marketing.

                               RECENT DEVELOPMENTS

     On March 25, 1999, we acquired the Reposteria Martinez Group of Spain, a privately-held producer of fresh-baked sweet goods. Reposteria Martinez, which had sales of approximately $80 million in 1998, operates production facilities and distributes fresh-baked sweet goods including morning goods and snack cake products under the Martinez(R) brand across Spain and in parts of Portugal and France. Morning goods include sweet buns, cupcakes and croissants.

     We believe that this acquisition will allow us to increase our manufacturing efficiency, and the resulting realignment of our sales and distribution efforts for bread and sweet goods will improve our customer service and partnering with our customers. With this acquisition, our Bimbo subsidiary will become the branded market leader in the retail sweet-good segments of cake and morning goods in its market areas.

     We will be taking a one-time pre-tax restructuring charge of approximately $20 million in the fiscal quarter ended March 30, 1999. This charge includes the costs associated with reallocating production to the most efficient plants, sales and distribution organizations and the costs associated with integrating corporate functions. We do not plan to close any bakeries of Bimbo or Reposteria Martinez as a result of the acquisition. We expect that this transaction will add to our earnings after approximately 12 months.



                         SELECTED FINANCIAL INFORMATION

                                                             (In millions, except per share information and ratios)
                                                                                                          For the year
                                                         For the forty weeks        For the years ended       ended
                                                             ended and at                 and at            March 26,
                                                        January 5,    December    March 31,   March 25,       1996
                                                           1999       30, 1997       1998        1997    (pro forma)(1)
                                                       -----------------------------------------------------------------

Income Statement Data:
  Net sales ...........................................  $ 1,484.6    $ 1,274.6    $ 1,719.0   $ 1,662.6    $ 1,660.5
  Cost of products sold ...............................      842.0        729.0        981.6       988.8      1,040.9
  Gross profit ........................................      642.6        545.6        737.4       673.8        619.6
  Marketing, distribution and administrative                 561.5        493.1        670.2       633.5        652.4
    expenses ..........................................
  Provision for restructuring and consolidation, net ..        8.4         --           --          12.7          3.0
  Operating income (loss) .............................       72.7         52.5         67.2        27.6        (35.8)
  Other income and expenses:
    Interest (expense) ................................      (15.1)        (4.6)        (8.2)       (6.3)        (7.0)
    Other income, net .................................        5.1          1.9          3.0         1.4          3.8
  Income (loss) before income taxes  ..................       62.7         49.8         62.0        22.7        (39.0)
  Provision (benefit) for income taxes ................       24.8         19.5         24.2         6.5         (9.1)
  Cumulative effect of change in accounting
    principle, net of tax .............................       --            1.8          1.8        --           --
  Net income (loss) ...................................       37.9         28.5         36.0        16.2        (29.9)
Common Stock Data:
  Earnings (loss) per diluted share: (2)(3)(4)                0.89         0.67         0.85        0.39        (0.73)
  Cash dividends per diluted share (2) ................      0.105        0.061        0.085       0.036          N.M.
  Diluted weighted average shares outstanding (2)(3) ..       42.8         42.3         42.5        41.3         40.8
Balance Sheet Data:
  Cash and cash equivalents ...........................       61.5         46.6         43.7        43.1          N.A.
  Noncash working capital .............................       54.9         58.6         48.6        37.5          N.A.
  Total assets ........................................    1,495.0      1,140.8      1,394.3     1,172.1          N.A.
  Short-term debt .....................................        0.5          0.9          0.9        --            N.A.
  Long-term debt ......................................      295.2         66.2        266.7       103.0          N.A.
  Shareholders' equity ................................      652.5        604.9        606.6       582.4          N.A.
Cash Flow Data:
  Net cash flow from operations                               98.5         86.7        125.9       101.8          N.A.
  Net cash used by investing activities                      (99.8)       (40.7)      (278.4)     (105.2)         N.A.
  Net cash provided by (used by) financing activities         19.1        (42.5)       153.1         7.6          N.A.
Other Data:
  Depreciation and amortization .......................       76.7         62.9         84.6        84.5         81.1
  Capital expenditures ................................       57.2         41.8         79.6        71.2        116.3
  Operating margin (5)(6) .............................       4.9%          4.1%         3.9%        1.7%        (2.2)%
  EBITDA (7) ..........................................      162.9        117.3        154.8       126.2         67.5
  EBITDA margin (7)(8) ................................      11.0%          9.2%         9.0%        7.6%         4.1%
  Ratio of EBITDA to interest expense (7) .............      10.8x         25.5x        18.9x       20.0x         9.6x
  Ratio of earnings to fixed charges (9)(10) ..........       4.3x          7.4x         5.9x        3.1x         (11)

----------------------------------------

(1) Earthgrains was a wholly-owned subsidiary of Anheuser-Busch Companies, Inc. until March 26, 1996 when it was spun off and became an independent, publicly traded company. The unaudited pro forma financial information for the year ended March 26, 1996 includes several pro forma adjustments. The resulting unaudited pro forma information is not necessarily indicative of results that would have occurred if Earthgrains had been an independent company during 1996.

(2) Adjusted to reflect the two-for-one stock splits effective July 28, 1997 and July 20, 1998.

(3) Earnings per share for the year ended March 26, 1996 was computed using the weighted average shares of Anheuser-Busch common stock outstanding during the period adjusted to a 1-to-25 distribution ratio.

(4) Includes certain non-recurring items. Fiscal 1999 amounts include an $8.4 million pre-tax provision for restructuring for the forty weeks ended January 5, 1999; fiscal 1998 amounts include the $1.8 million after-tax charge due to a change in accounting principle; fiscal 1997 amounts include the $12.7 million pre-tax restructuring provision and $5.3 million in Spanish tax incentives and credits; fiscal 1996 amounts include a $3.0 million pre-tax provision for restructuring, a $7.8 million pre-tax charge for the Spanish work force reduction program and a $7.6 million pre-tax charge for a legal settlement and other non-recurring costs. If these non-recurring items were excluded, earnings per diluted share would be $1.01 for the forty weeks ended January 5, 1999, $0.71 for the forty weeks ended December 30, 1997, $0.89 for the year ended March 31, 1998, $0.47 for the year ended March 25, 1997, and a $0.45 pro forma loss for the year ended March 26, 1996.

(5)  Ratio of operating income to net sales.

(6) Includes certain non-recurring items. Fiscal 1999 amounts include an $8.4 million pre-tax provision for restructuring for the forty weeks ended January 5, 1999; fiscal 1997 amounts include a $12.7 million pre-tax provision for restructuring; fiscal 1996 amounts include a $3.0 million pre-tax provision for restructuring, $7.8 million pre-tax charge for the Spanish work force reduction program and a $7.6 million pre-tax charge for a legal settlement and other non-recurring costs. If these non-recurring items were excluded, operating margin would be 5.5% for the forty weeks ended January 5, 1999, 2.4% for the year ended March 25, 1997 and (1.0)% pro forma for the year ended March 26, 1996. Fiscal 1999, 1998, 1997 and
     1996 amounts all include pre-tax $11.6 million in annual goodwill amortization and depreciation on the asset write-up related to purchase accounting for the acquisition of Earthgrains by Anheuser-Busch Companies, Inc. in 1982.

(7) EBITDA is earnings before interest expense, income taxes, depreciation and amortization, and the special items referred to in footnote (6). EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service indebtedness and also because the vesting and payout under Earthgrains' Medium-Term Incentive program under its Exceptional Performance Plan is based in part on the attainment of certain EBITDA margins. EBITDA, however, should not be considered an alternative to income from operations or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of a company's operating performance or as a measure of liquidity.

(8)  Ratio of EBITDA to net  sales.

(9) Computed by dividing earnings available for fixed charges (income before income taxes plus fixed charges) by fixed charges (interest expense plus that portion of rental expenses deemed to represent interest).

(10) Excluding the non-recurring items described in footnote (6) above, the ratios would be 4.7x for the forty weeks ended January 5, 1999 and 4.4x for the year ended March 25, 1997, and the deficiency (pro forma) for the year ended March 26, 1996 would be approximately $21.6 million.

(11) As a result of the historical loss incurred and incremental pro forma adjustments to represent Earthgrains as an independent company for this period, earnings were less than fixed charges for the year ended March 26, 1996. The coverage deficiency for this period was approximately $40.0 million.

                                 CAPITALIZATON

     The following table shows the consolidated current liabilities and the capitalization of Earthgrains as of January 5, 1999, and as adjusted to give effect to the sale of the Notes and the application of the proceeds of the Notes.


                                                                        January 5, 1999
                                                                 -------------------------
                                                                   Actual      As Adjusted
                                                                 ----------    -----------

     Current liabilities:
           Current portion of long-term debt ..................  $     0.5     $     0.5
           Other current liabilities                                 259.0         259.0
                                                                 ==========    ===========
     Total current liabilities ................................      259.5         259.5
                                                                 ==========    ===========

     Long-term debt:
          Revolving Credit Facilities .........................      292.2         142.2
          Notes offered hereby ................................       --           150.0
          Industrial Development Bonds 9.5%, due 2001 .........        1.5           1.5
          Other long-term debt, excluding current portion .....        1.5           1.5
                                                                 ----------    -----------
     Total long-term debt, excluding current portion ..........      295.2         295.2
                                                                 ----------    -----------

     Shareholders' equity .....................................      652.5         652.5
                                                                 ----------    -----------
     Total liabilities and shareholders' equity  ..............  $ 1,495.0     $ 1,495.0
                                                                 ==========    ===========


                                 USE OF PROCEEDS

     We intend to use the proceeds of the Notes to repay a portion of our outstanding indebtedness under our revolving Credit Agreement with a group of banks. The final maturity of the loans under the Credit Agreement is September 30, 2002. The average interest rate on the outstanding loans is approximately 5.27%. We used the proceeds of these borrowings for a portion of the cost of certain acquisitions referred to under "The Earthgrains Company-Acquisitions and Strategic Alliances" above, for capital expenditures and for working capital.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                     OF OPERATIONS AND FINANCIAL CONDITION

     The following information is taken from our quarterly report on Form 10-Q for the 40 weeks ended January 5, 1999 and our annual report on Form 10-K for our 1998 fiscal year, as filed with the SEC. This does not include all of the information included in the Management's Discussion and Analysis sections of those reports, and per-share information has been adjusted to reflect the two-for-one split of our common stock which was effective on July 20, 1998.

40 WEEKS ENDED JANUARY 5, 1999

     This   discussion   summarizes  the  significant   factors   affecting  the
consolidated  operating  results,  financial  condition  and  liquidity  of  The
Earthgrains Company for the 16- and 40-week periods ended January 5, 1999 compared to the 16- and 40-week periods ended December 30, 1997. This discussion should be read in conjunction with the consolidated financial statements and notes thereto for the fiscal year ended March 31, 1998 included in the Company's Annual Report to Shareholders.

Results of Operations

     Net sales for the 16-week period ended January 5, 1999, increased to $609.2 million from $514.7 million reported for the comparable prior-year period, substantially from sales attributable to acquisitions, most notably CooperSmith. Net sales for the 40-week period ended January 5, 1999 were $1,484.6 million, up from $1,274.6 million reported a year ago. Favorable product mix shift and price improvements in the domestic refrigerated dough business also continued to contribute to the increase in sales both for its seasonally strong quarter and year to date. International sales increased slightly from the prior year and experienced a $4.9 million favorable foreign exchange rate impact year to date.

     Gross margins increased to 42.9% in the current 16-week period from 42.5% a year ago and to 43.3% from 42.8% year to date. The margin improvements can be attributed to price and mix improvements, the continued effect of lower raw material costs, and enhanced capacity utilization from acquisitions.

     On a percentage-of-sales basis, marketing, distribution and administrative expenses decreased to 37.1% from 38.0% in the year-ago quarter and to 37.8% from 38.7% on a year-to-date comparison. This decrease can primarily be attributed to further benefit in the consolidation of selling, distribution and administrative expenses through integration of the CooperSmith business and lower advertising as a percent of sales.

     The $2.6 million pre-tax restructuring charge recorded in the current quarter was in accordance with the previously announced plans to close the Pueblo, Colorado bakery in conjunction with the asset exchange completed with Interstate Bakeries Corporation. The $5.8 million charge recorded in the previous quarter was for costs to close the Macon, Georgia and Montgomery, Alabama bakeries, and for severance costs related to the creation of a Financial Shared Services Center in St. Louis. The Company will continue to review its operations both domestically and internationally to further improve efficiencies and in conjunction with integrating acquisitions.

     The increase in other income is related substantially to the first quarter gain on the sale of property.

     The effective income tax rate is consistent with that of the prior year and reflects the impact of nondeductible goodwill amortization relative to the respective earnings level.

     During the year-ago quarter, the Company recorded a $1.8 million, net-of-tax, or $0.04-per-share charge against earnings to comply with a newly required FASB accounting interpretation announced November 20, 1997. Any unamortized costs that were previously capitalized for business process reengineering activities were required to be written off as a cumulative adjustment in the quarter containing November 20, 1997. Most of the business process reengineering costs affected by the accounting change for the Company are associated with implementation of the Company's new integrated SAP systems.

     Net earnings for the 16-week period ended January 5, 1999 increased to $17.0 million or $0.40 per diluted share, from $14.1 million, or $0.33 per share in the prior year's comparable period, excluding the cumulative effect of the accounting change. Including the accounting change, net earnings for the year-ago third quarter were $12.3 million, or $0.29 per diluted share.

Year-to-date earnings were $37.9 million or $0.89 per diluted share compared to $30.3 million or $0.71 per share in fiscal 1998 before the accounting change. Earnings for the 40-week period ended December 30, 1997, were $0.67 per diluted share, including the accounting change. The significant improvement in earnings is reflective of strong operating results from the business along with continued benefits and efficiencies achieved as discussed above.

Liquidity and Capital Resources

     The Company's primary source of liquidity continues to be cash flow from operations. Cash flows from operations for the year-to-date period increased by $11.8 million from the year-ago period primarily as a result of increased earnings. Net working capital, excluding cash and cash equivalents, was $54.9 million at January 5, 1999 compared to $48.6 million at March 31, 1998. The increase can be primarily attributed to the timing of disbursements at each period end and seasonality of the business.

     $57.2 million has been invested in capital expenditures to date, with spending for the fiscal year planned for a level of $80-85 million. No additional share repurchases were made in the current quarter. 163,600 (post-split) shares have been repurchased for the treasury to date during fiscal 1999 at a cost of $3.5 million. The increase in long-term debt is a result of current year acquisitions partially offset by the cash payment received from IBC in conjunction with the asset exchange in the current quarter. The Company's primary routine cash requirements will consist of funding capital expenditures, interest payments pursuant to the credit facility and dividends to shareholders.

     Cash provided by operations and borrowings available under the $450 million credit facility continues to provide the necessary funding for ongoing cash requirements. Extension of this line and other financing alternatives will be pursued as necessary for future acquisition or business opportunities.

FISCAL YEAR ENDED MARCH 31, 1998

     A number of significant factors, which are discussed below, affected the consolidated results of operations, financial condition and liquidity of Earthgrains during the current fiscal year ended March 31, 1998, the prior fiscal year ended March 25, 1997, the 12-week transition period ended March 26, 1996, and the fiscal year ended January 2, 1996. This discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto for such periods included elsewhere in this report. Effective at the close of business on March 26, 1996 (the Distribution Date), shares of the Company were distributed to shareholders of Anheuser-Busch Companies, Inc. (Anheuser-Busch) Common Stock, based upon a ratio of 1-to-25. Following the distribution, the Company began operations as an independent, publicly held company. Accordingly, since the Company was a wholly-owned subsidiary of Anheuser-Busch during the periods presented prior to fiscal 1997, these financial statements may not necessarily reflect the consolidated results of operations or financial position of the Company or what the results of operations would have been if the Company had been an independent public company during those periods.

Overview and Outlook

     Earthgrains' operating results in its second fiscal year as an independent company demonstrate further accomplishments from elements of a fundamental strategy of improving revenues, enhancing cost-effectiveness, gaining efficiencies, and taking advantage of industry consolidation. This strategy, which has been facilitated through enhanced information made available through the Company's investment in systems technology, has enabled Earthgrains to focus its sales force and business plans in markets with the greatest growth opportunities and on products that offer higher margins. A renewed effort to provide better-quality products and services to customers is paying off. Customer partnering has become a fundamental way of doing business. New product initiatives and increased advertising for these offerings as well as for core brands have contributed to the Company's strategy to build branded business.

     Since its inception as an independent company, Earthgrains has stated that taking advantage of acquisition opportunities in its core fresh baked-goods business line is key to enhancing the Company's ability to compete successfully in this industry. Earthgrains has taken an active role in the consolidation process of the packaged bakery products industry that remains in a condition of excess capacity and underutilization. Acquisitions are contributing to Earthgrains' success and more benefits are expected in fiscal 1999. The integration of the fourth-quarter acquisition of CooperSmith, Inc. (CooperSmith) is on schedule. Related plant consolidations have taken place, and route consolidation and handheld computer rollouts are under way, as well as transition onto the Company's management information systems. While CooperSmith will be a significant contributor to Earthgrains, it is expected to be slightly dilutive to earnings through the first quarter of fiscal 1999. San Luis Sourdough, Inc., the specialty superpremium baker in San Luis Obispo, Calif., also acquired in the fourth quarter, is expected to make an immediate positive contribution to results. The acquisition of Heiner's Bakery, Inc. (Heiner's) in November 1996, which was additive to earnings from the outset, has been a big success and continues to exceed expectations. The Company will continue to seek opportunities to participate in industry consolidation that are a good fit with its strategy to enhance revenues, profitability and return on capital.

     Along with strengthening core business and growth through acquisition, emphasis has been placed on driving gains through efficiencies. Operating improvements from the Company's restructuring and consolidation program aimed at reducing excess capacity and withdrawal from unprofitable markets and lower-margin accounts continued into the current year. Results are showing from the emphasis on product quality and operating and distribution efficiencies. Additionally, a positive impact has resulted from the stabilization of commodity costs. Commodity costs, which represent approximately 22-25% of the Company's cost of products sold, have continued to decrease from the first half of fiscal 1997 after reaching record levels in that year and during the 1996 transition period.

     Earthgrains has made significant achievements since the spinoff. Benefits are expected to continue from these actions and the impact of acquisitions. The Company is poised for continued fundamental improvement in its existing operations and participation in industry consolidation opportunities. While strong progress has been demonstrated in improving underlying performance, certain market areas of the fresh baked-goods business continue to exhibit lower margins due to regional differences in price levels, product mix and input costs. These effects will be monitored and continuing efforts will be made to maximize manufacturing, distribution and administrative efficiencies and to strive for even better operating results.

Restructuring and Consolidation Provisions

     Beginning in late 1993, the Company established a restructuring and consolidation program designed to reduce costs and maximize operating efficiencies. The Company recorded $12.7 million and $27.5 million charges in fiscal 1997 and 1995, respectively, covering estimated expenses in conjunction with closing certain domestic bakery operations and one refrigerated dough plant.

     The Company believes continued improvements in the current fiscal year's operating results reflect further benefits achieved through the restructuring and consolidation program. The Company will continue to review its operations for opportunities to improve efficiencies. See Note 5 in the Notes to the Consolidated Financial Statements for additional information concerning the details of the Company's restructuring charges, including a reconciliation of the balance sheet reserve relating thereto.

Results of Operations

     Fiscal Year 1998  Compared  with Fiscal Year 1997

     Net sales for the 53-week fiscal year ended March 31, 1998, of $1,719.0 million increased from sales of $1,662.6 million for the comparable 52-week fiscal year ended March 25, 1997. Sales added through the acquisition of CooperSmith since January 17, 1998, and a full year of Heiner's, acquired in November 1996, combined with the additional week were partially offset by the unfavorable impact of foreign-exchange rates during the year. Improved pricing and favorable product mix shift across all businesses also contributed to the increase in sales. After adjustment for the additional week and effect of foreign-exchange rates, sales for fiscal 1998 increased by $79.7 million or 4.8%.

     Gross margin increased significantly to 42.9% in the current year from 40.5% in fiscal 1997. Profit-margin improvements were experienced across fresh bakery and refrigerated dough operations both domestically and internationally. These solid margin improvements can be attributed to focus on branded and superpremium product categories, favorable pricing, and improved manufacturing efficiencies. Domestic refrigerated dough operations demonstrated the strongest margin-performance improvement, through efficiencies gained from closing its Indianapolis, Ind., plant in March 1997 and a positive mix shift. Additionally, flour costs continued to decrease since the first half of fiscal 1997 after reaching record highs thereby resulting in margin improvements.

     Agricultural commodity costs represented 22-25% of cost of products sold during the 1998 fiscal year, which is down from prior years. Costs of products sold includes agricultural commodities whose prices are influenced by weather conditions, government regulations and economic conditions. The Company utilized futures contracts or options to hedge approximately 55-65% of such agricultural commodity costs or 12-16% of cost of products sold during the 1998 fiscal year. As of March 31,1998, the amount of the Company's aggregate obligation to purchase commodities under such contracts was $20.4 million.

     Marketing, distribution and administrative expenses increased in 1998 from 38.1% to 39.0% on a percentage-of-sales basis. A primary factor is the increased spending in marketing and advertising to focus on building core brands as well as supporting new premium product introductions.

     The prior-year charge of $12.7 million for restructuring and consolidation covered expenses in conjunction with closing one bakery and one refrigerated dough plant. Excluding the prior-year charge, operating income for fiscal 1998 increased $26.9 million. This significant increase in operating results reflects a strong contribution from Heiner's, benefits of lower ingredient costs, and the continued focus on cost-effectiveness combined with an improvement in product mix.

     The effective tax rate for fiscal 1998 represents a more typical tax rate expected for the Company on an on-going basis but will likely increase slightly with the effect of nondeductible goodwill amortization from current-year acquisitions. The lower effective tax rate for fiscal 1997 is a direct result of $5.3 million in one-time Spanish tax incentives and credits associated principally with investments made in the Canary Islands. The Company substantially completed the expansion of its Canary Islands bakery in that year.


     The $1.8 million net-of-tax charge for the change in accounting principle in the current year represents the effect of compliance with a new accounting interpretation related to the recognition of costs associated with business process re-engineering.

     Net earnings for fiscal 1998 were $36.0 million or $0.85 per diluted share, compared to $16.2 million, or $0.39 per diluted share for fiscal 1997. The marked increase in net earnings for the current year is a result of the factors noted above.

     Fiscal Year 1997 Compared with Fiscal Year 1995

     Net sales for the fiscal year ended March 25,1997, of $1,662.6 million were consistent with sales of $1,664.6 million for the comparable 52-week period ended January 2, 1996 (fiscal 1995). The decrease in sales attributed to the closing or sale of underperforming and noncore businesses as part of the planned consolidation and restructuring was partially offset by the effect of price increases taken early in the year and favorable product-mix shift. Sales contributed through the acquisition of Heiner's, as of November 30, 1996, were more than offset by the unfavorable impact of foreign exchange rates near the end of the year. After adjustment for the closed or sold facilities in both periods presented, sales for fiscal 1997 increased by $88.8 million or 5.6%, represented across fresh bakery and refrigerated dough operations both domestically and internationally.

     Gross margin increased to 40.5% in 1997 from 37.8% in fiscal 1995. Profit-margin improvements were experienced by domestic fresh bakery operations and both international bakery and refrigerated dough operations. Margins for domestic refrigerated dough operations were down slightly from fiscal 1995. These margin improvements can be attributed to the achieved price increases, benefits of the restructuring and consolidation process, and improved operating efficiencies. Additionally, flour costs which began to increase dramatically in the last half of fiscal 1995 have decreased, thereby resulting in improved margins from 1995.

     Agricultural commodity costs represented 25-30% of cost of products sold during the 1997 fiscal year, which is consistent with prior years. The Company utilized futures contracts or options to hedge approximately 45-55% of such agricultural commodity costs or 11-17% of cost of products sold during the 1997 fiscal year. As of March 25, 1997, the amount of the Company's aggregate obligation to purchase commodities under such contracts was $11.4 million.


     Marketing, distribution and administrative expenses increased by $6.0 million in 1997 and from 37.7% to 38.1% on a percentage-of-sales basis. The elimination of costs through the closing or sale of facilities and the effect of the charge for the Spanish work force reduction program reflected in 1995 were more than offset by the costs of operating as a stand-alone public company.

     The prior-year charge of $27.5 million for restructuring and consolidation was netted with an $18.4 million gain on the sale of businesses, resulting in the net charge of $9.1 million. Excluding the current-year charge of $12.7 million and the 1995 net charge of $9.1 million to consolidate certain inefficient facilities, operating income for fiscal 1997 increased $37.9 million compared to the prior year. This significant increase in operating results reflects benefits from our consolidation and restructuring program and our continued focus on cost-effectiveness combined with an improvement in product mix.

     The lower effective tax rate for fiscal 1997 is a direct result of $5.3 million in one-time Spanish tax incentives and credits associated principally with investments made in the Canary Islands. The Company substantially completed the expansion of its Canary Islands bakery during 1997. Typically, the Company's effective income tax rate is higher primarily due to the relative impact of the nondeductible fixed goodwill amortization on the respective earnings level.

     Net earnings for fiscal 1997 were $16.2 million or $0.39 per diluted share, compared with a loss of $6.6 million, or a $0.16 loss per diluted share, computed on the basis of pro forma average shares outstanding for fiscal 1995.


     The historical statement of earnings for the year-ago period does not reflect interest expense related to long-term debt assumed by the Company upon the distribution at March 26, 1996, and certain administrative expenses associated with operating as an independent, stand-alone company.

     Twelve-Week Period Ended March 26, 1996, Compared with Twelve-Week Period Ended March 28, 1995

     For the 12-week period ended March 26, 1996, sales declined $4.1 million or 1.1% from the comparable prior-year period. The decrease can be attributed to the planned consolidation and restructuring that resulted in the closing or sale of underperforming and noncore businesses. This decrease in sales was partially offset by increased volume in refrigerated dough products, a $4.9 million increase in international sales and a $5.6 million favorable effect of exchange-rate fluctuations. After adjustment for the closed or sold facilities in both periods presented, sales increased by $19.8 million.

     Gross margin for the March 1996 period of 37.8% compared unfavorably with the prior-year period's 39.2%. As expected, margins were adversely affected by the dramatic increases in prices for ingredients, specifically flour costs, which increased to record levels.

     The increase in marketing, distribution and administrative expenses to $146.0 million from $140.9 million in the comparable period is the result of one-time charges of $7.6 million, including $6.3 million related to a settlement agreement in a case that involved alleged price-fixing and antitrust violations in the state of Texas.

     In the comparable period, $6.1 million of the fiscal 1995 provision for restructuring and consolidation was recorded to cover estimated expenses arising from the consolidation of certain domestic bakery operations identified at that date.

     The variance in the effective income-tax rate reflects the relative impact of the nondeductible fixed goodwill amortization on the respective earnings levels.

     As a result of the March 1996 charge for the legal settlement and other factors discussed above, the Company incurred a loss of $5.1 million, or $0.12 per diluted share, computed on the basis of pro forma average shares outstanding, compared with a loss of $0.3 million, or $0.01 per diluted share in the prior year's comparable period.

     Fiscal Year 1995 Compared with Fiscal Year 1994

     Net sales in 1995 decreased $55.9 million or 3.2% compared with the same period in the prior year. Domestic fresh baked-goods sales decreased by $89.6 million in part as a result of the planned consolidation and restructuring, including the withdrawal from underperforming territories. Lower domestic fresh baked-goods volume was partially offset by higher net prices, higher international sales of $32.5 million, and a $13.7 million favorable effect of foreign currency exchange rate fluctuations. Excluding the sales of the closed facilities and divested businesses, foreign currency exchange-rate fluctuations and the extra week in the 1994 fiscal year, net sales decreased $6.5 million on a comparable basis.

     Gross profit decreased $19.6 million or 3.0% versus fiscal 1994. As a percentage of sales, gross profit remained constant at 37.8%. Margins for the 1995 fiscal year would have improved but were adversely affected by the dramatic increases in commodity prices for ingredients in the last half of the year.

     Marketing, distribution, and administrative expenses in 1995 increased $3.6 million compared to the prior year. As a percent of sales, these expenses increased to 37.7% in 1995 versus 36.3% in 1994, as the reduction in volume-related selling expenses was more than offset by increases in other costs, including the Spanish work force reduction program and domestic employee relocation expenses.

     Excluding the 1995 charge of $27.5 million to consolidate certain inefficient domestic bakery facilities, operating income for the 1995 fiscal year decreased $23.2 million compared with the prior year. This decrease in operating results was primarily attributable to the impact of commodity prices for ingredients and the work force reduction in Spain.

     The increase in the effective tax rate primarily reflects the relative effect of the nondeductible fixed goodwill amortization on a reduced earnings level.

Liquidity and Capital Resources

     Concurrent with the Distribution on March 26, 1996, the Company used borrowings under a $215 million unsecured revolving credit facility with several financial institutions to pay $80 million to Anheuser-Busch as a partial payment of its net intercompany payable, to fund working capital needs and for general corporate purposes. Prior to the Distribution, as a subsidiary, the Company obtained funds for its capital needs, including working capital, from Anheuser-Busch, primarily through a non-interest-bearing intercompany account.

     The Company's primary source of liquidity is cash flow from operations, which was $125.9 million for the current fiscal year ended March 31, 1998. Improved operating efficiencies, continued favorable product-mix shift, favorable ingredient costs and stable pricing have contributed to the strong cash flows from operations for the current year. Net working capital, excluding cash and cash equivalents, was $48.6 million at March 31, 1998, up from $37.5 million a year ago, primarily attributable to the effect of acquisitions.

     In conjunction with the acquisition of CooperSmith in the fourth quarter of fiscal 1998, the existing credit facility was renegotiated to $450 million with a maturity date of September 2002. The Company's primary routine cash requirements will continue to consist of funding capital expenditures and interest payments pursuant to the credit facility. The Company invested $79.6 million in capital expenditures during the current fiscal year and expects to fund capital investments of approximately $80-90 million in the upcoming year.

     The  consolidated   capital  expenditure  plan  for  fiscal  1999  includes
completion of the new bakery in northern Portugal, continued rollout of new handheld computers for route sales drivers and CooperSmith equipment upgrades. The Company will also continue ongoing investments in systems technology along with modernization and expansion plans for various domestic and international bakeries.

     Additionally, a favorable IRS tax ruling was received during the year on the stock repurchase program authorized by the Company's Board of Directors in March 1997. The program authorizes the repurchase of up to 1 million shares of common stock as the Company determines. At March 31, 1998, 168,600 shares had been purchased for the treasury at a cost of $7.0 million.

     On both a short-term and long-term basis, management believes that its cash flows from operations, together with its available borrowings under the Credit Facility, will provide it with sufficient resources to meet its seasonal working capital needs, to finance its projected capital expenditures, and to meet its foreseeable liquidity requirements.

                                    THE NOTES

     We will issue the Notes under an Indenture dated as of April 1, 1999 between Earthgrains and The Bank of New York, as Trustee. Information about the Indenture and the general terms and provisions of the Notes is in the accompanying prospectus under "The Debt Securities." Certain capitalized terms we use below have the meanings given in the prospectus or the Indenture.

     The defeasance provisions of the Indenture, which are described in the prospectus, will apply to the Notes.

     The Notes will be issued in book-entry form, as a single note registered in the name of the nominee of The Depository Trust Company, which will act as depositary. Beneficial interests in book-entry Notes will be shown on, and transfers of the Notes will be made only through, records maintained by the depositary and its participants. The provisions set forth under "Book-Entry Debt Securities" in the accompanying prospectus will apply to the Notes.

Payment of Principal  and Interest

     The interest rate on the Notes will be 6 1/2% per annum. We will pay interest in arrears on April 15 and October 15 beginning October 15, 1999. Interest will accrue from April 20, 1999 or from the most recent interest payment date to which we have paid or provided for the payment of interest. We will pay interest computed on the basis of a 360-day year of twelve 30-day months.

     The Notes will mature on April 15, 2009.

     We will pay interest on the Notes in immediately available funds to the persons in whose names the Notes are registered at the close of business on the April 1 or October 1 preceding the respective interest payment date. At maturity, we will pay the principal, together with final interest on the Notes, in immediately available funds.

     If an interest payment date, the redemption date or the maturity date is not a Business Day, we will make the required payment on the next Business Day.

Optional Redemption

     The Notes will be redeemable, in whole or in part, at our option at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or (ii) as determined by a Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 25 basis points plus, in each case, accrued interest thereon to the date of redemption.

     "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by a Quotation Agent as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

     "Quotation  Agent" means the  Reference  Treasury  Dealer  appointed by us.

     "Reference Treasury Dealer" means (i) J.P. Morgan Securities Inc., Banc One Capital Markets, Inc., Chase Securities Inc., NationsBanc Montgomery Securities LLC, Warburg Dillon Read LLC, and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute therefor another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer we select.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding such redemption date.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

     The Notes will not be subject to any  sinking  fund.

Events of Default

     The Events of Default described in the prospectus under "The Debt Securities-Events of Default, Notice and Waiver" will apply to the Notes.

Same-Day  Settlement  and  Payment

     The Notes will trade in the depositary's same-day funds settlement system until maturity or until we issue the Notes in definitive form. The depositary will therefore require secondary market trading activity in the Notes to settle in immediately available funds. We can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

Governing Law

     The Notes will be governed by and construed in accordance with the laws of the State of New York.

                                  UNDERWRITING

     Earthgrains is selling the Notes to the underwriters named below under an Underwriting Agreement dated as of April 15, 1999. The underwriters, and the amount of the Notes each of them has severally agreed to purchase from us, are as follows:
                                                           Principal Amount
Underwriters                                                   of Notes
------------                                                   --------
J.P. Morgan Securities Inc. ........................     $     90,000,000
Banc One Capital Markets, Inc. .....................           15,000,000
Chase Securities Inc. ..............................           15,000,000
NationsBanc Montgomery Securities LLC ..............           15,000,000
Warburg Dillon Read LLC,
    a subsidiary of UBS AG .........................           15,000,000
                                                               ----------
      Total ........................................     $    150,000,000
                                                              ===========

     The Underwriting Agreement provides that, if the underwriters take any of the Notes, then they are obligated to take and pay for all of the Notes.

      The Notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the Notes on any national securities exchange. The underwriters have advised us that they intend to make a market for the Notes, but they have no obligation to do so. They also may discontinue market making at any time without providing any notice. We cannot give any assurance as to the liquidity of any trading market for the Notes.

     The underwriters initially propose to offer part of the Notes directly to the public at the public offering price set forth on the cover page and part to certain dealers at a price that represents a concession not in excess of .40% of the principal amount of the Notes. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of .25% of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the underwriters may, from time to time, vary the offering price and other selling terms.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute payments which the underwriters may be required to make in respect of such liabilities.

     We estimate that we will spend approximately $350,000 for printing, rating agency fees, trustee's fees, legal fees and other expenses of the offering.

     In connection with the offering of the Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the Notes. Specifically, the underwriters may overallot in connection with the offering of the Notes, creating a short position in the Notes for their own account. In addition, the underwriters may bid for, and purchase, the Notes in the open market to cover short positions or to stabilize the price of the Notes. Finally, the underwriters may reclaim selling concessions allowed for distributing the Notes in the offering, if the underwriters repurchase previously distributed Notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the Notes above independent market levels. The underwriters are not required to engage in any of these activities and may end any of these activities at any time.

     In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates. Affiliates of each of the underwriters are participants in our revolving credit agreement under which they have committed to advance funds to us on the terms provided in the credit agreement. Because more than 10 percent of the net proceeds of the offering may be paid to affiliates of NASD members which are participating in the distribution of the Notes, the offering is being made in compliance with Rule 2710(c)(8) of the NASD Conduct Rules.

                                  LEGAL COUNSEL

     Bryan Cave LLP, St. Louis, Missouri, has served as our counsel, and Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, has served as counsel to the underwriters, in connection with the issuance of the Notes.